
CHAY
Never Miss Out Again
CHAY
Never Miss Out Again

CHAY SPIRITS, LLC

Opting out of good times was never an option, so we built better-for-you booze

chayspirits.com Glenview, IL

Highlights

1. A key player in the "better-for-you" alcohol market -> zero sugar, clean label, lifestyle-driven
2. 8.3x revenue growth from 2024 to 2025
3. Over $1,000,000 raised to date in private funding

4. Chain deals with Jewel-Osco (Albertsons), Total Wine & More, Woodman's Markets, Goody Goody + more

5. 450+ stores and venues in 2 years and mixing it up in stores / restaurants / bars / hotels / venues

6. Dual-use portfolio: Flavored vodkas in bars, restaurants & home cocktails + RTDs for on-the-go

7. Available to ship to consumers' front doors in 44 states

Featured Investor



Edward Kirsh
Syndicate Lead

Follow

Invested $40,000

Physician and Surgeon 30+ yrs; dynamic value investor in equity markets and ~35 Angel / VC Investments, residential & mixed Real Estate projects and medical facilities over the past 30yrs

"I have a disciplined framework for evaluating opportunities. I look for three things: a solved technical challenge, a team with operational grit, and a product that fits a massive, undeniable market shift. Chay Spirits hits all three. What immediately caught my attention was their solution to the 'holy grail' of the spirits industry: creating a truly 'better-for-you' alcohol without sacrificing the premium experience. The product integrity is second to none. but taste alone doesn't scale; execution does. Since launching in 2023, the team has been incredibly disciplined on redefining the modern lifestyle drink. They have stayed focused on business fundamentals and long-term brand equity rather than quick, gimmicky wins.

On a personal note, my wife and I no longer bring a bottle of wine when invited to a friend's home; we bring a bottle of Chay Spirits. It's a conversation starter and a crowd-pleaser. I invite you to join me in backing this exceptional company as they attempt to take the spirits industry by storm."

Team



Chase Glick Founder & Chief Operating Officer



Over 10 years of experience in product innovation and marketing. Raised in a family of entrepreneurs, Chase learned product development and brand dev early, bringing licensed products from Marvel and other major brands to shelves at Walmart and Walgreens.



Jon Glick Chief Executive Officer

Jon Glick's career spans nearly every facet of the licensing and entertainment ecosystem. He brokered and managed high-impact licensing deals with some of the world's most iconic entertainment brands and studios, Jon is now expertly growing Chay Spirits.



Michael Zoller Chief Business Officer

Michael Zoller has 30+ years experience as a business and real estate executive in investment management, real estate development, & operations. At Chay Spirits, Michael establishes key relationships.



Jim McCray Regional Sales Manager

James McCray is a beverage alcohol executive known for growth and partnerships, who advanced numerous major brands over 20 years at RNDC Indiana. Now at Chay Spirits, he streamlines demo operations and on-premises retail tastings.



Jerry Liebbe Sales Manager - Texas

Jerry Michael Liebbe has 30+ years in the wine and spirits industry. A former Republic National Distributing Company (RNDC) manager, he's known for scaling brands and teams. In 2024 he founded LiebeVin, advising brands on strategy and consumer engagement.



Mark McCreary Sales Manager - Kentucky

Mark is a wine & spirits executive with nearly 30 years at RNDC and National Wine & Spirits. A leader in territory management and rollouts, he drives growth through trust, data-driven strategy, and strong distribution, now bringing that expertise to Chay.



Tim Kroll Sales Manager - Michigan



Tim has 30+ years in beverage alcohol, driving multimillion-dollar growth, leading teams, and launching products. A former leader at RNDC and National Wine and Spirits, he managed $27M+ ops and now joins Chay Spirits to fuel growth across Michigan.

We're not reinventing drinking, we're bringing the out-dated alcohol aisle into this generation.


CHAY
vodka infused with natural flavor
plant based sweetened
COCONUT
ZERO SUGAR
CHAY
ready to drink
COCONUT MOJITO
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
CHAY
vodka infused with natural flavor
plant based sweetened
VANILLA
ZERO SUGAR
CHAY
ready to drink
VANILLA ESPRESSO MARTINI
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
CHAY
vodka infused with allulose
plant based sweetened
ORIGINAL
ZERO SUGAR
CHAY
ready to drink
LEMON DROP MARTINI
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
CHAY
vodka infused with natural flavor
plant based sweetened
LEMON
ZERO SUGAR
CHAY
vodka infused with natural flavor
plant based sweetened
HIBISCUS
ZERO SUGAR

People love to say vodka and ready-to-drink cocktails are too big, too crowded, and too saturated. And they're not wrong about the size of the category.

What they miss is that the alcohol aisle has barely evolved at all.

My great-grandmother drank Stoli. My grandparents drank it. And when I

was old enough, I drank it too. That's not because the product kept getting better — it's because nothing replaced it. Across generations, the bottles changed, the flavors expanded, and the marketing evolved, but what was actually inside the bottle stayed largely the same.

For decades, innovation in alcohol meant packaging and flavor extensions. Strawberry. Vanilla. Coconut. A new look, a new name — same thinking.

Ingredients were never questioned.

Nutrition labels never caught up.

Transparency was optional.

Meanwhile, nearly every other aisle in the store had to modernize. Candy, chips, ice cream — categories that were once written off as indulgent finally dusted off their shelves and updated what was inside the package to reflect how people actually live today.

Alcohol didn't.

That disconnect became impossible to ignore.

As I rebuilt my own life — losing over 150 pounds and rethinking everything I put into my body — alcohol was the one category that still felt stuck in the past.

I didn't want to opt out of social life or drinking altogether. I just wanted the alcohol aisle to catch up to the modern consumer.

That's what led to Chay Spirits. Not to reinvent drinking, but to finally bring modern ingredients and honest nutrition transparency into an aisle that hadn't changed in generations.

Chay Spirits sugar free vodka cocktails are disrupting an industry

Read The Article In RTD Magazine


Disrupting An Industry:


Chay Spirits Sugar-Free Vodka Cocktails
CHAY
ready to drink
COCONUT MOJITO
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
CHAY
ready to drink
VANILLA ESPRESSO MARTINI
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
CHAY
ready to drink
LEMON DROP MARTINI
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR
Read The Article In
RTD
READY-TO-DRINK
MAGAZINE

Our Mission

Chay Spirits was built to break the rules of traditional booze. Bold, unapologetic, and zero sugar because better for you does not have to be boring. We're not trying to blend in. We're here to stir things up. Our beverages are designed for people who want it all: Great taste, clean ingredients, and zero compromise. Chay Spirits is equal parts sharp, playful, and unapologetically real.

Our mission is simple: **deliver better-for-you vodka and cocktails that are zero sugar, low carb, plant-based sweetened, and taste great.**

That's why Chay Spirits is more than a drink—it's a movement to celebrate without compromise.


CHAY
Zero Sugar
Shouldn't Taste


This Good.
But Here
We Are.
CHAY
ready to drink
COCONUT MOJITO
MADE WITH VODKA
PLANT BASED SWEETENED
ZERO SUGAR

You Deserve Better-For-You Cocktails

Most people don't realize what's actually hiding in their cocktails. That fruity martini? As much sugar as a **candy bar.** That "diet" RTD (ready-to-drink) canned cocktail? The list of ingredients features so many chemicals, it's hard to stomach.

That's why we're different.

Our flavored vodkas and RTD cocktails are made with simple ingredients, which means you can raise a glass without lowering your personal standards. Thanks to our proprietary formulas, Chay Spirits represents bold flavor with clean ingredients without that gross "diet" aftertaste.


Sip Like You Give a Damn.
CHAY
flavored vodka
VANILLA

How Chay Compares


Alcohol & Sugar/Carbs (Generally)
Spirits (vodka, gin, rum, whiskey, tequila):
Distilled spirits in their plain form (40% ABV "straight" vodka, gin, etc.) are zero carbs and zero sugar because distillation removes them; BUT, when flavors or sweeteners are added (vanilla vodka, coconut rum, etc.), sugar and carbs are often added back in.
Many flavored vodkas have 3–7 grams of sugar per 1.5 oz pour.
Cocktails & RTDs (ready-to-drink):
Premixed cocktails and canned drinks usually contain significant sugar. A typical flavored martini or mojito in a bottle/can has 10–20+ grams of sugar per serving (sometimes even more).
That's like a soda's worth of sugar.

Chay Spirits Vodkas (flavored): Zero sugar, low carbs per serving, and sweetened with *allulose* (a plant-based, non-glycemic sweetener). This is rare in flavored spirits.

Our vodkas are currently available in 5 unique flavors, including: Original,

Coconut, Vanilla, Lemon, and Hibiscus.

WE'RE NOT LIKE THE OTHERS


CHAY
WESTERN
SON
BLUEBERRY
Frankly
ORGANIC

ABV	30%	35%	30%	30%	12.7%	20%
Carbs	1/1.5 fl oz	3/1.5 fl oz	5/1.5 fl oz	6/1.5 fl oz	1.79/1.5 fl oz	8.2/1.5 fl oz
Sugar	No	Yes	Yes	Yes	Yes	Yes
Retail Price	$19.99	$18.99	$14.99	$19.99	$12.99	$17.99
Sweetened with Allulose	Yes	No	No	No	No	No

Chay Spirits Cocktails (RTDs): Also **zero sugar**, and just ≈2g **carbs per serving**, versus 8–20g+ in typical canned cocktails.

Our ready-to-drink cocktails are available in Coconut Mojito, Vanilla Espresso Martini, and Lemon Drop Martini flavors.

WE'RE NOT LIKE THE OTHERS


CHAY
COCKTAILS
TipTop
MARTINI
MOSCOW
MULE

ABV	17.5%	20%	12.5%	12.5%	12%	10.1%
Carbs	2/44ml	10/74ml	N/A	8.8/118ml	7/250ml	12.5/200ml
Sugar	No	Yes	Yes	Yes	Yes	Yes
Retail Price	$9.99	$13.99	$9.99	$17.99	$19.59	$4.50
Sweetened with Allulose	Yes	No	No	No	No	No

The Result:

Chay essentially delivers the flavor profile of a full-sugar cocktail with **none of the sugar and a fraction of the carbs.** All 8 contain our proprietary formulas

To quote our founder Chase Glick, "They don't suck!"


CHAY
The Standard, Not the Alternative.
CHAY
plant based sweetened
LEMON
ZERO SUGAR

The reason we use Allulose


Allulose is a rare, plant-based sweetener that tastes and functions like sugar but has virtually zero calories, zero net carbs, and makes you go “Ooooo” when you taste it.
That gross, bitter, thin taste that artificial sweeteners have? Allulose does not have that. It’s great.

Allulose is a well-researched, FDA-approved substance that in recent years has been embraced in health-forward foods like protein bars and snacks. That's when Chase stumbled upon allulose. From his research, it struck him as a better option than other diet sweeteners.

Yet despite its potential, **no one in the U.S. has successfully applied it to spirits.** This, according to Chase, is where genius struck (cue eye-roll from Jon). By using allulose in vodka and in ready-to-drink cocktails, Chay created a first-of-its-kind better-for-you alcohol that’s clean, flavorful, and has a small list of ingredients that can be pronounced. All without the Stevia aftertaste.

So... You’re telling me drinking alcohol is healthy now?

No.

Alcohol should always be consumed in moderation. Besides, drinking too much makes you do crazy stuff like streaking through the quad and into the gymnasium.


If you’re not old enough to get this reference...
you’re probably not old


enough to drink Chay vodka.

A Family Business at Its Core

Chay Spirits is powered by father–son duo Jon and Chase Glick. You could probably tell they're related by how handsome they both are. What began as Chase's personal weight loss and wellness transformation became a family-led company. Together Chase and Jon lead the team.


CHAY

Chase brings the vision, innovation, and authenticity rooted in his own 150-pound weight-loss journey, while Jon contributes decades of leadership and experience in consumer products and branding. Together, they've built Chay Spirits not just as a company, but as a family-driven movement to redefine what "better-for-you" alcohol can be.

Our Kick-Ass Advisors & Market Experts

Chay Spirits is backed by an experienced network of industry experts,

thought leaders, and one undefeated amateur foosball player.



LEGION M
TONY ZANGARA
25+ years in alcohol and beverage sales management and distribution, Anheuser Busch and Beatbox.
JOSH HALPERN
Former FIFCO and Anheuser-Busch executive, Chay distribution advisor.
BARI WOOD
Regulatory attorney with 20+ years in corporate strategy.
SCOTT ERLICH
Chief Innovation Officer & Head of Strategy at Sinclair. Streaming & OTT pioneer. Built early SVOD at RealNetworks. EP, The LXD. Founder: Agility Studios.
MARK ITKIN
Mark was Co-Head of Television at and a member of the Board of Directors of William Morris Endeavor (WME). Currently he is a corporate Board of Director, consultant and an entrepreneur in the media business.
DAVID WEISS
Development advisor, CEO of Sellside Group. Investment Banking, Private Equity, Mergers and Acquisitions.
BRYAN WALDRON
Partner at FBRK Brands, TRECC, later joined billionaire Dan Gilbert's Bedrock Detroit. 20+ years in business development.
LEGION M
Marketing advisor, fan-owned film studio known for Fackham Hall, My Dead Friend Zoe, and more, representing 60,000 investors & $25MM+ raised.

Advisory Team Strength

Just like in life, the people you surround yourself with matter. We're humbled to have a network of seasoned advisors and sales managers with decades of experience in alcohol sales, distribution, operations, and marketing. From former Anheuser-Busch executives to corporate attorneys and media strategists, our advisory team brings proven expertise across every aspect of the business. This depth of experience is helping guide Chay Spirits from a startup with a great idea to launching our products in 7 states in two years.

Our Business

Success So Far

Since launching in the Summer of 2023, Chay Spirits has blazed a trail in the better-for-you alcohol market, capitalizing on the lifestyle trends consumers are craving. In 2025 our **revenue grew by 8.3x, an 830% increase** from 2024.


CHAY
COCONUT
ZERO SUGAR
CHAY
VANILLA
ZERO SUGAR
CHAY
LEMON
ZERO SUGAR
CHAY

Ironically, a company that started with a founder *losing* 150 lbs is now *growing* bigger. By the end of 2025, we in more than 450+ stores, restaurants, and bars, including major grocery chains and hospitality venues. Michigan and Kentucky are already on board, with Ohio up next up. If your state isn't on that list yet, don't worry — You can buy our flavored vodkas and RTD cocktails via our website: We deliver directly to your front door in 44 states.


States Selling Chay Spirits
States We're Expanding To
States We're Coming For

Chay Spirits is backed by strong distributor partnerships and a premium

pricing structure, the company is positioned to scale while maintaining healthy margins.

Our distributor partnerships include:

Our retail locations include:


00:30

In The Long Run

Our aspirational goal is to make Chay Spirits a **nationally recognized lifestyle brand** — synonymous with celebrating without compromise. This means expanding retail presence in every major U.S. market, deepening our footprint in on-premise accounts from luxury hotels to concert venues, and amplifying awareness through grassroots marketing, retails tastings, and strategic digital campaigns. We can't guarantee we'll succeed, but we'll work hard. That's why it's an aspiration goal - we believe in the need to always aim high.



Above all, we want to ensure no one ever feels excluded from raising a glass because of their lifestyle choices.

The Investment Opportunity

Chay Spirits is leading a major shift in how people drink — because today's consumers are demanding cleaner labels, better ingredients, and transparency in everything they consume.

Powered by proprietary formulas using **allulose**, a first-of-its-kind approach in RTDs, Chay Spirits delivers full flavor without the added sugar. Chay Spirits was formed to make sure **no one ever has to miss out again**.

With investor support, we plan to transform Chay Spirits from a fast-growing regional brand into a category-defining brand for clean, better-for-you spirits.

DEAL TERMS:

Offering Perks

As part of the Wefunder Early-Bird Perks Program, the first $308,752 raised will receive a 20% discount, reducing the price per unit from $23 per unit to $18.40 per unit.

As an extra incentive, Investors who invest within the following time frames:

First 15 days will receive:

$300 – Distiller's Choice: For investors with refined taste and a strong belief in what's being built. In addition to the perks offered during the Early-Bird raise, investors will also receive:

- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hat**

$500 – Distiller's Choice: For investors with refined taste and a strong belief in what's being built. In addition to the perks offered during the Early-Bird raise, Investors will receive the same perks as offered in the Distiller's Choice plus:

- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hat**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **T-Shirt**

First 30 days will receive:

$5,000 – Platinum Pour: Premium support from premium backers. For those fueling the next stage of growth. In addition to the perks offered during the Early-Bird raise, investors will also receive:

- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hat**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **T-Shirt**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hoodie**

$10,000 - Legacy Circle: For those shaping the future of Chay. A lasting contribution with long-term impact. In addition to the perks offered during the Early-Bird raise, investors will also receive:

- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hat**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **T-Shirt**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hoodie**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **two (2) On The Rocks engraved glasses**

$25,000 - Legacy Circle Reserve: The pinnacle of Chay Nation. For investors leaving a permanent mark on Chay Spirit's story. In addition to the perks offered during the Early-Bird raise, investors will also receive:

- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hat**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **T-Shirt**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **Hoodie**
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **two (2)** additional **On The Rocks engraved glasses** *(making a set of 4)*
- Exclusive Limited Edition: *"Chay Nation Early Investor"* **two (2) Duffle Bags**
- **Vote on the next ready-to-drink (RTD) cocktail**

In addition, the Company is offering the following perks.

NOTE: Product discounts codes are not cumulative.

$100 – The Taster: A first sip into the world of Chay Spirits. You're part of the story.

- Founding member of Chay Nation Investor Community
- 10% discount code* for alcohol purchases only (for one year)
- Spotlight on website and social media as a featured investor

$500 – Distiller's Choice: For investors with refined taste and a strong belief in what's being built.

- Founding member of Chay Nation Investor Community
- 15% discount code* for alcohol purchases only (for one year)
- Spotlight on website and social media as Distiller's Choice investor

$5,000 – Platinum Pour: Premium support from premium backers. For those fueling the next stage of growth.

- Founding member of Chay Nation Investor Community

- 20% discount code* for alcohol purchases only (for one year)
- Spotlight on website and social media as Platinum Pour investor
- Celebratory VIP dinner and mixology presentation with Chay family in Chicago *(travel not included)*

$10,000 – Legacy Circle: For those shaping the future of Chay. A lasting contribution with long-term impact.

- Founding member of Chay Nation Investor Community
- 25% discount code* for alcohol purchases only (for one year)
- Spotlight on website or social media as Legacy Circle investor
- Celebratory VIP dinner and mixology presentation with Chay family in Chicago *(travel not included)*

$25,000 - Legacy Circle Reserve: The pinnacle of Chay Nation. For investors leaving a permanent mark on Chay Spirit's story.

- Founding member of Chay Nation Investor Community
- 25% discount code* for alcohol purchases only (for one year)
- Spotlight on website or social media as Legacy Circle investor
- Celebratory cocktail mixology presentation with Chay family in Chicago *(travel not included)*
- Celebratory private dinner with the founders and managing board members *(travel not included)*
- 2 exclusive engraved "Chay Spirits" On The Rocks glasses

*** Chay is only available to ship in all states except Utah, South Dakota, Michigan, Tennessee as of the date of this Offering Memorandum. States are subject to change depending on regulations.*

Join the Chay Nation

CHAYNATION

EST. 2021

NEVER MISS OUT AGAIN

To date we've raise over $1,000,000 in private funding and we're excited to do our first crowdfunding offering. We want you in the family!

As an investor in Chay Spirits, you'll have access to a wide array of perks, including discounted bottles, your name listed on our website, and more. (View all perks above.)

*Follow @Drinkchay and @Chase.Glick for a chance to win exclusive merchandise! (This is not a part of the crowdfunding offering.)

Thank you for considering an investment in Chay Spirits.